SEC Mail Processing Section

MAR 01 2022

Washington DC 413

3-01-2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

22003244

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SEC FILE NUMBER
8-14161

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 AND ENDING 12/31/2021
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: The O.N. Equity Sales Company

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Financial Way
(No. and Street)

Cincinnati (City) Ohio (State) 45242 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Teresa R. Cooper (Name) (513) 794-6162 (Area Code – Telephone Number) Teresa_Cooper@ohionational.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

312 Walnut Street, Suite 3400 (Address) Cincinnati (City) Ohio (State) 45202 (Zip Code)

10/20/2003 (Date of Registration with PCAOB)(if applicable) 185 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Patrick H. McEvoy, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of The O.N. Equity Sales Company, as of December 31, 21, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

TERESA R COOPER
NOTARY PUBLIC - STATE OF OHIO

Teresa R Cooper
Notary Public
In and For the State of Ohio
My Commission Expires
21 November 2022

Signature: [signature]

Title:
President & CEO

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

THE O. N. EQUITY SALES COMPANY AND SUBSIDIARIES

(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Consolidated Financial Statements and Schedules

December 31, 2021

(With Report of Independent Registered Public Accounting Firm Thereon)

THE O. N. EQUITY SALES COMPANY AND SUBSIDIARIES
(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Table of Contents

KPMG

KPMG LLP
Suite 3400
312 Walnut Street
Cincinnati, OH 45202

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
The O.N. Equity Sales Company and subsidiaries:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial condition of The O.N. Equity Sales Company and subsidiaries (the Company) as of December 31, 2021, the related consolidated statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules 1, 2, 3, 4, and 5 has been subjected to audit procedures performed in conjunction with the audit of the Company's consolidated financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules 1, 2, 3, 4, and 5 is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

KPMG LLP

We have not been able to determine the specific year that we began serving as the Company's auditor, however we are aware that we served as the Company's auditor since 1975.

Cincinnati, Ohio
February 24, 2022

THE O.N. EQUITY SALES COMPANY AND SUBSIDIARIES

(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Consolidated Statement of Financial Condition

As of December 31, 2021

Assets

Cash	$	10,616,609
Accounts receivable from affiliates, net (note 3)		1,081
Accounts receivable, net		698,134
Commission receivable (note 3)		5,881,394
Deferred tax asset		390,221
Software, net of amortization		13,189
Investment securities - trading, at fair value (note 7)		79,000
Other assets		293,201
Total assets	$	17,972,829

Liabilities and Stockholder's Equity

Liabilities:		
Accrued commission expense (note 3)	$	4,987,627
Payable to affiliates (note 3)		110,161
Accounts payable and accrued expenses		2,045,739
Federal and state income taxes payable		386,944
Total liabilities		7,530,471
Stockholder's equity (note 4):		
Common stock, without par value. Authorized 40,000 shares; issued and outstanding 33,600 shares at stated value of $10 per share		336,000
Additional paid-in capital		1,054,000
Retained earnings		9,052,358
Total stockholder's equity		10,442,358
Total liabilities and stockholder's equity	$	17,972,829

See accompanying notes to consolidated financial statements.

THE O.N. EQUITY SALES COMPANY AND SUBSIDIARIES

(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Consolidated Statement of Income

For the Year Ended December 31, 2021

Revenues:		
Sale of registered investment products/variable contracts (note 3)	$	60,181,301
Sale of general securities (note 3)		2,142,724
Sale of fee-based products (note 3)		22,420,442
Investment income		2,967
Other income		10,829
Total revenues		84,758,263
Expenses:		
Commissions (note 3)		73,839,225
Service contract (note 3)		1,786,713
Salary expense		4,914,458
General expenses		965,806
Total expenses		81,506,202
Income before income taxes		3,252,061
Income taxes (note 2):		
Current expense		894,787
Deferred expense		66,511
		961,298
Net income	$	2,290,763

See accompanying notes to consolidated financial statements.

THE O.N. EQUITY SALES COMPANY AND SUBSIDIARIES
(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)
Consolidated Statement of Changes in Stockholder's Equity
As of December 31, 2021

		Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance at December 31, 2020	$	336,000	1,054,000	6,761,595	8,151,595
Net income		—	—	2,290,763	2,290,763
Balance at December 31, 2021	$	336,000	1,054,000	9,052,358	10,442,358

See accompanying notes to consolidated financial statements.

THE O.N. EQUITY SALES COMPANY AND SUBSIDIARIES
(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)
Consolidated Statement of Cash Flows
For the Year Ended December 31, 2021

Cash flows from operating activities:		
Net income	$	2,290,763
Adjustments to reconcile net income to net cash provided by operating activities:		
Software amortization		14,018
Trading gains on investments		(1,490)
Changes in assets and liabilities:		
Increase in commission receivable		(928,463)
Decrease in deferred tax asset (non cash)		66,511
Increase in accounts receivable		(642,331)
Increase in other assets		(157)
Increase in income taxes payable		238,843
Increase in accounts payable and accrued commissions expense		42,202
Net cash provided by operating activities		1,079,896
Cash flows from investing activities:		
Proceeds from sales of investment securities		493
Cost of investment securities acquired		(1,477)
Net cash used in investing activities		(984)
Increase in cash		1,078,912
Cash at beginning of year		9,537,697
Cash at end of year	$	10,616,609
Federal income tax paid to The Ohio National Life Insurance Company	$	(479,810)

See accompanying notes to consolidated financial statements.

(1) General Information and Significant Accounting Policies

The consolidated financial statements include the accounts of The O.N. Equity Sales Company ("ONESCO" or the "Company") and its wholly owned subsidiaries, the Ohio National Investment Management Company and the Ohio National Insurance Agency, Inc. (collectively, the "Companies"). All significant intercompany balances and transactions have been eliminated in consolidation.

ONESCO, which is a wholly owned subsidiary of The Ohio National Life Insurance Company (the "parent company" or "ONLIC"), is registered as an introducing broker and dealer under the Securities and Exchange Commission ("SEC") Act of 1934. The Company is a member of the Financial Industry Regulation Authority and the Securities Investor Protection Corporation. The Company is exempt from the provisions of the Customer Protection Rule, SEC Rule 15c3-3, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Section k(2)(i), which requires the Company to promptly transmit all customer transactions through a bank account designated as a Special Account for the Exclusive Benefit of Customers, and Section k(2)(ii), which requires customer transactions to clear through another broker-dealer (clearing broker-dealer) on a fully disclosed basis and promptly transmits all customer funds and securities to such clearing broker-dealer which carries the accounts of such customers. The Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to *17 C.F. R. §240.17a-5* are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and the Company did not directly or indirectly receive, hold or otherwise own funds or securities to customers.

ONLIC is owned 100% by Ohio National Financial Services, Inc. ("ONFS"), a stock holding company. ONFS is owned 100% by Ohio National Mutual Holdings, Inc. ("ONMH"), a mutual holding company organized under Ohio insurance laws. On March 22, 2021, the Board of ONMH unanimously approved an agreement to enter into a strategic transaction with Constellation Insurance Holdings, Inc. ("Constellation") whereby Constellation will acquire ONMH. The agreement was signed on March 22, 2021. The transaction is subject to regulatory and member approval. Upon completion of the transaction, ONMH will be a private stock company owned by Constellation. The transaction is expected to be completed in early 2022.

Management of the Companies has made a number of estimates and assumptions related to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the consolidated statement of financial condition and revenues and expenses for the reporting period to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP"). Actual results could differ from those estimates.

The Company has entered into underwriting agreements to sell variable life contracts with Ohio National Life Assurance Corporation ("ONLAC") and annuity contracts with ONLIC. The Company also has arrangements to distribute various nonaffiliated companies' investment products, limited partnerships and general securities.

The underwriting agreements establish the amounts due to the Company from ONLAC and ONLIC. Related revenue, which is based on agreed upon commission rates, is recognized when the Company's performance obligation is satisfied. For fees paid up front, the Company believes that its performance obligation is the sale of the contract and as such, is fulfilled on the trade date. Certain variable commission revenue is considered constrained within ASC 606, as it is dependent on the account value at future points in time as well as the length of time and whether the policy remains in force, all of which are highly susceptible to factors outside the Company's influence. The constraint is overcome when the account value and investor activities are known, usually monthly, at which point the revenue is recognized. The Company has no remaining performance obligations to satisfy related to revenue from contracts with customers as of December 31, 2021.

Effective September 15, 2018, ONLIC is no longer accepting applications for variable annuities or new retirement plans while continuing to service and support existing clients in both product lines. In May 2020, ONLIC re-launched a fixed indexed annuity product as part of the distribution and underwriting agreement with the Company.

Service contract expense is recognized ratably over the year based on annual cost models for direct and indirect costs related to services performed. ONESCO has service contract agreements with ONLIC, ONFS and Ohio National Equities, Inc. ("ONEQ"), an affiliate. ONESCO is billed from ONLIC for legal and professional services, data processing services, and other administrative services. ONESCO is billed from ONFS for services, office space, equipment and materials necessary to the operation of the business. ONEQ is billed from ONESCO for services and support including contracting and licensing, marketing, compliance and training support. The expenses related to the service contract agreements are reviewed quarterly with appropriate Management for reasonableness and approval.

Service contract, salary expense, and general expenses are recognized as they are incurred by the Companies.

The carrying amounts of financial assets and liabilities approximate fair value. The amounts shown for receivables represent their estimated future realizable balances. The receivables are short-term in nature, with substantially all balances expected to be received within a one month period.

Investment securities are classified as trading securities and are stated at estimated fair value, with realized and unrealized trading gains and losses reported as investment income when earned. The estimated fair value is obtained from independent pricing services based on market quotations. Cost is determined on the first-in, first-out basis when calculating realized gains and losses, which are recorded on the trade date.

Software is carried at cost, net of amortization of $2,276,722. Amortization is computed principally using the straight-line method over the estimated useful life of the asset, which is 10 years for the Caesar software and 5 years for the Connect software. When certain events or changes in operating conditions occur, asset lives may be adjusted and an impairment assessment may be performed on the recoverability of the carrying amounts.

(2) Income Taxes

The Companies file a consolidated federal income tax return with the parent company. The method of allocation between companies is subject to a written agreement. Allocations are based upon separate return calculations with current credit for net losses. Intercompany tax balances are settled monthly.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when it is determined that it is more likely than not that the deferred tax asset will not be fully realized. No valuation allowance is needed as of December 31, 2021, as it is more likely than not that the deferred tax asset will be fully realized.

The Companies provide for federal and state income taxes based on amounts it believes it will owe in accordance with FASB Accounting Standards Codification ("ASC") 740-10, *Income Taxes – Recognition*. This guidance addresses the accounting and disclosure of uncertain tax positions. This guidance also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The difference between the tax benefit recognized in the financial statements for a position in accordance with this guidance and the tax benefit claimed in the tax return is referred to as an unrecognized tax benefit. As of December 31, 2021, there are no reserves for uncertain tax positions.

Total income tax expense for the year ended December 31, 2021 differs from the amount computed by applying the U.S. federal income tax rate of 21% to income before federal income tax expense as follows:

		Amount	Percentage	
Computed (expected) tax expense	$	682,933	21.00	%
Nondeductible expenses (accrued fine)		7,350	0.23	
Transfer pricing		(29,450)	(0.91)	
State tax and interest benefit, net of FIT expense		298,645	9.18	
Other		1,820	0.06	
Total expense and effective rate	$	961,298	29.56	%

The tax effects of temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities that give rise to significant components of the net deferred tax liability relate to the following as of December 31:

(Continued)

		2021
Deferred tax asset:		
Contingent liabilities	$	147,932
Accrued recompense		245,437
Total gross deferred tax asset		393,369
Deferred tax liabilities:		
Software amortization		(3,148)
Total gross deferred tax liabilities		(3,148)
Net deferred tax asset	$	390,221

(3) Related-Party Transactions

The Companies have service contract agreements with ONLIC, ONFS and ONEQ. The Companies are billed pursuant to a services agreement from ONLIC for legal and professional services, data processing services, and other administrative services. The Companies are billed from ONFS for services, office space, equipment and materials necessary to the operation of the Company's business. ONESCO bills ONEQ for services and support, related to the contracting and licensing, marketing, compliance and training support services. There is no assurance that these costs would be similar if the Companies had to obtain such services and support on its own. The amount the Companies owed to ONLIC related to these agreements as of December 31, 2021 was $105,025. The amount the Companies owed to ONFS related to these agreements as of December 31, 2021 was $67,739.

The service contract expenses for the year ended December 31, 2021 of $1,786,713 comprised service expenses all to ONLIC.

ONESCO has an underwriting agreement with ONEQ, which in turn contracts with agents of ONLIC to sell and distribute annuity contracts as well as contracts with agents of ONLAC to sell and distribute variable universal life contracts of the parent. In connection with the sale of these contracts, ONESCO records gross dealer concession, sales loads and related commission expenses, and other allowances and expenses incurred with the distribution of the contracts. Effective September 15, 2018, ONLIC is no longer accepting applications for variable annuities or new retirement plans while continuing to service and support existing clients in both product lines. In May 2020, ONLIC re-launched a fixed indexed annuity product. The accounts receivable from affiliates owed to ONESCO related to the underwriting agreement as of December 31 was $63,015.

The affiliated amounts owed to the Company as of December 31 were as follows, which are shown on the face of the statement of financial condition:

		2021
ONEQ marketing support services	$	981
ONLAC sales load, net of commissions		100
Other expenses due to ONLIC		(412)
Total accounts receivable from affiliates, net	$	669

ONESCO has a selling agreement with ONEQ to provide certain marketing support services related to the sale and distribution of annuity contracts. The total revenue received from ONEQ for these marketing support services as of December 31, 2021 was $384,350.

In addition, ONESCO sells registered investment products and variable contracts sponsored by independent parties. The accounts receivable due to the Company from the independent parties was $5,881,394, and the accounts payable due from ONESCO to the independent parties was $4,987,627 as of December 31, 2021.

During 2021, the sale of affiliated variable life and annuity contracts and unaffiliated registered investment products and variable contracts resulted in the following revenue and expenses as of December 31:

		2021
Affiliated sale revenues	$	8,890,392
Unaffiliated sale revenues		75,854,075
Total sale revenues	$	84,744,467

		2021
Affiliated commissions	$	7,359,220
Unaffiliated commissions		66,480,005
Total commission expense	$	73,839,225

(4) Net Capital

As a registered broker and dealer in securities, ONESCO is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1 or the "Rule"). Under the computation provided by the Rule, ONESCO is required to maintain "net capital" equal to the greater of $50,000 or 1/15 of

"aggregate indebtedness," as those terms are defined by the Rule. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting indebtedness to net capital ratio would exceed 10 to 1. At December 31, 2021, ONESCO had a minimum capital requirement of $500,199, "aggregate indebtedness" and "net capital" of $7,502,985 and $3,013,982, respectively, and ratio of aggregate indebtedness to net capital of 2.49 to 1.

(5) Contingencies

The Companies are defendants in various claims and legal actions arising in the ordinary course of business. Given the inherent unpredictability of these matters, it is difficult to estimate the impact on the Company's financial position. The Companies establish liabilities for litigation and regulatory loss contingencies when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Legal costs are accrued by the Companies as incurred and for the estimated amount to be incurred. On a quarterly and annual basis, the Companies review relevant information with respect to the liabilities for litigation, regulatory investigations and litigation-related contingencies to be reflected in the Company's consolidated financial statements.

(6) Fair Value Measurements

Fair Value Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (exit price) in an orderly transaction between market participants at the measurement date. In determining fair value, the Companies use various methods including market, income and cost approaches. The Companies utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Companies utilize the deferral for nonfinancial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis, in accordance with FASB ASC 820-10-15, *Fair Value Measurements and Disclosures – Scope and Scope Exceptions*, and additional disclosures of cash.

The Companies are required to categorize their assets and liabilities that are carried at estimated fair value on the statement of financial condition into a three level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement.

The levels of fair value hierarchy are as follows:

- **Level 1** – Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market at the measurement date. The types of assets utilizing Level 1 valuations include U.S. government securities, actively traded equity securities, investments in publicly traded mutual funds, unit investment trusts, cash and cash equivalents, and exchange traded derivatives.

- **Level 2** – Fair value is based on significant inputs, other than quoted prices included in Level 1 that are observable in active markets or that are derived principally from or corroborated by observable market data through correlation or other means for identical or similar assets and liabilities. As of December 31, 2021, the Companies had no assets measured in Level 2 of the hierarchy.
- **Level 3** – Fair value is based on unobservable inputs for the asset or liability for which there is little or no market activity at the measurement date. Unobservable inputs used in the valuation reflect management's best estimate about the assumptions market participants would use to price the asset or liability. As of December 31, 2021, the Companies had no assets measured in Level 3 of the hierarchy.

The following table presents the Companies' hierarchy for its assets measured at fair value on a recurring basis as of December 31, 2021:

	Level 1	Level 2	Level 3	Total
Assets:				
Cash	$ 10,616,609	—	—	10,616,609
Deposits	139,208	—	—	139,208
Investment securities:				
Money market	1,700	—	—	1,700
Mutual funds	77,300	—	—	77,300
Total assets	$ 10,834,817	—	—	10,834,817

Determination of Fair Values

The valuation methodologies used to determine the estimated fair values of assets and liabilities under the exit price notion of FASB ASC Topic 820, *Fair Value Measurements and Disclosures*, reflect market participant objectives and are based on the application of the fair value hierarchy that prioritizes observable market inputs over unobservable inputs. The Company determines the estimated fair values of certain financial assets and financial liabilities based on quoted market prices, where available. The Company also determines estimated fair value based on future cash flows discounted at the appropriate current market rate. Estimated fair values include adjustments for credit-related and liquidity issues of the underlying issuer of the investment.

The Company has policies and guidelines that establish valuation methodologies and consistent application of such methodologies. These policies and guidelines provide controls around the valuation process. These controls include appropriate review and analysis of investment prices against market activity or price variances, review of secondary pricing sources, review of price source changes, and review of methodology changes.

The following is a discussion of the methodologies used to determine estimated fair values for the financial instruments listed in the above table:

Cash – Cash is considered Level 1 as it is the functional currency in the U.S. and is the most liquid form of an asset and not subject to valuation fluctuations.

Deposits – The Companies hold cash deposits with various regulatory agencies. These deposits will be considered Level 1 since cash is the most liquid form of asset and not subject to valuation fluctuations. The estimated fair value of the deposit would be equal to the cash balance since there are no restrictions that would impact the amount of cash held on deposit. Deposits are classified in other assets in the consolidated statement of financial condition.

Investment securities – Investment securities are Level 1 as the Companies hold investments in money markets, mutual funds and unit investment trusts that have quoted prices in active markets.

Asset Transfers Between Levels
The Company reviews its fair value hierarchy classifications annually. Changes in the observability of significant valuation inputs identified during these reviews may trigger reclassification of fair value hierarchy levels of financial assets and liabilities. There were no transfers to or from Level 1, Level 2 or Level 3 during 2021.

Fair Value Measurement on a Nonrecurring Basis
The Company did not have assets that are measured at estimated fair value on a nonrecurring basis in periods subsequent to initial recognition.

(7) Investments

Investments in mutual funds and unit investment trusts are traded in a national exchange and are stated at the last reported sales price on the day of valuation. Analyses of net investment income follows for the year ended December 31:

		2021
Investment income	$	1,477
Realized gains		-
Unrealized gains		1,490
Investment income		2,967
Investment expenses		(493)
Net investment income	$	2,474

The amortized cost and estimated fair value of investment securities for the year ended December 31, 2021 were as follows:

		Amortized cost	Estimated fair value
Money market funds	$	1,700	1,700
Mutual fund securities		71,316	77,300
Total investment securities	$	73,016	79,000

(8) Subsequent Events

The Companies have evaluated subsequent events through February 24, 2022, the date that the consolidated financial statements were available to be issued.

Schedule 1

THE O.N. EQUITY SALES COMPANY AND SUBSIDIARIES

(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Consolidating Schedule – Statement of Financial Condition

As of December 31, 2021

Assets		The O.N. Equity Sales Company	O.N. Investment Management Company	O.N. Insurance Agency, Inc.	Eliminations	Consolidated
Cash	$	9,961,753	602,067	52,789	—	10,616,609
Accounts receivable from affiliates, net		5,462,004	—	—	(5,460,923)	1,081
Accounts receivable, net		694,884	3,250	—	—	698,134
Commission receivable		367,843	5,513,551	—	—	5,881,394
Investment in wholly owned subsidiaries, at equity in their net assets		691,089	—	—	(691,089)	—
Deferred tax asset		390,221	—	—	—	390,221
Software, net of amortization		13,189	—	—	—	13,189
Investment securities - trading, at fair value		79,000	—	—	—	79,000
Other assets		285,360	7,841	—	—	293,201
Total assets	$	17,945,343	6,126,709	52,789	(6,152,012)	17,972,829
Liabilities and Stockholder's Equity						
Liabilities:						
Accrued commission expense	$	4,987,627	—	—	—	4,987,627
Payable to affiliates		110,161	5,456,818	4,105	(5,460,923)	110,161
Accounts payable and accrued expenses		2,045,739	—	—	—	2,045,739
Federal and state income tax payable		359,458	14,726	12,760	—	386,944
Total liabilities		7,502,985	5,471,544	16,865	(5,460,923)	7,530,471
Stockholder's equity:						
Common stock		336,000	36,250	10,000	(46,250)	336,000
Additional paid-in capital		1,054,000	108,750	—	(108,750)	1,054,000
Retained earnings		9,052,358	510,165	25,924	(536,089)	9,052,358
Total stockholder's equity		10,442,358	655,165	35,924	(691,089)	10,442,358
Total liabilities and stockholder's equity	$	17,945,343	6,126,709	52,789	(6,152,012)	17,972,829

See accompanying report of independent registered public accounting firm.

Schedule 2

THE O.N. EQUITY SALES COMPANY AND SUBSIDIARIES

(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Consolidating Schedule – Statement of Income

For the Year Ended December 31, 2021

	The O.N. Equity Sales Company	O.N. Investment Management Company	O.N. Insurance Agency, Inc.	Eliminations	Consolidated
Revenues:					
Sale of registered investment products/variable contracts	$ 60,142,342	—	3,895,874	(3,856,915)	60,181,301
Sale of general securities	2,142,724	—	—	—	2,142,724
Sale of fee-based products	22,200,301	22,014,133	—	(21,793,992)	22,420,442
Investment income	2,967	—	—	—	2,967
Other income	10,829	—	—	—	10,829
Total revenues	84,499,163	22,014,133	3,895,874	(25,650,907)	84,758,263
Expenses:					
Commissions	73,839,225	21,793,992	3,856,915	(25,650,907)	73,839,225
Service contract	1,786,713	—	—	—	1,786,713
Salary expense	4,914,458	—	—	—	4,914,458
General expenses	927,209	9,789	28,808	—	965,806
Total expenses	81,467,605	21,803,781	3,885,723	(25,650,907)	81,506,202
Income before income taxes	3,031,558	210,352	10,151	—	3,252,061
Income taxes:					
Current expense	831,184	44,174	19,429	—	894,787
Deferred expense	66,511	—	—	—	66,511
	897,695	44,174	19,429	—	961,298
Net income (loss) before net income of wholly owned subsidiaries	2,133,863	166,178	(9,278)	—	2,290,763
Net income of wholly owned subsidiaries	156,900	—	—	(156,900)	(0)
Net income	$ 2,290,763	166,178	(9,278)	(156,900)	2,290,763

See accompanying report of independent registered public accounting firm.

Schedule 3

THE O.N. EQUITY SALES COMPANY

(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Computation of Net Capital under Rule 15c3-1

As of December 31, 2021

Aggregate indebtedness:		
Accounts payable and accrued expenses, including payable to affiliate	$	7,502,985
Net capital		3,013,982
Minimum capital required to be maintained (greater of $50,000 or 1/15 of aggregate indebtedness of $7,502,985)		500,199
Net capital in excess of requirements	$	2,513,783
Percentage of aggregate indebtedness to net capital		248.94
Net worth:		
Common stock	$	336,000
Additional paid-in capital		1,054,000
Retained earnings		9,052,358
Total net worth		10,442,358
Deduct:		
Nonallowable assets:		
Investment in wholly owned unconsolidated subsidiaries and receivables from affiliates		6,153,093
Other assets		1,263,654
		7,416,747
Net capital before haircuts on securities positions		3,025,611
Haircuts on securities computed pursuant to Rule 15c3-1:		
Other securities		11,629
Net capital	$	3,013,982

Note: The above computation does not materially differ from the computation of net capital under Rule 15c3-1 at December 31, 2021 filed on unaudited Form X-17A-5, Part IIA on January 26, 2022.

See accompanying report of independent registered public accounting firm.

Schedule 4

THE O.N. EQUITY SALES COMPANY

(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)
Computation for the Determination of the Reserve Requirements
under Rule 15c3-3 of the Securities Exchange Act of 1934
As of December 31, 2021

The Company is exempt from Rule 15c3-3 pursuant to the provisions of the subparagraph (k)(2)(i) and (k)(2)(ii) of that rule. The Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to *17 C.F. R. §240.17a-5* are limited to effecting securities transactions via subscriptions on a subscription way basis.

See accompanying report of independent registered public accounting firm.

Schedule 5

THE O.N. EQUITY SALES COMPANY

(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)
Information Relating to Possession or Control Requirements
under Rule 15c3-3 of the Securities Exchange Act of 1934
As of December 31, 2021

The Company is exempt from Rule 15c3-3 pursuant to the provisions of the subparagraph (k)(2)(i) and (k)(2)(ii) of that rule. The Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to *17 C.F. R. §240.17a-5* are limited to effecting securities transactions via subscriptions on a subscription way basis.

See accompanying report of independent registered public accounting firm.

KPMG

KPMG LLP
Suite 3400
312 Walnut Street
Cincinnati, OH 45202

Report of Independent Registered Public Accounting Firm

The Board of Directors
The O.N. Equity Sales Company:

We have reviewed management's statements, included in the accompanying The O.N. Equity Sales Company Exemption Report (the Exemption Report), in which The O.N. Equity Sales Company (the Company) identified the following provisions of 17 C.F.R. § 240.15c3-3(k)(2) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) and(2)(ii), and is filing the exemption report pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company's other business activities are limited to effecting securities via subscriptions on a subscription way basis and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) (together, the exemption provisions). We have also reviewed management's statements, included in the Exemption Report, in which the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2021 except as described in its Exemption Report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

KPMG LLP

Cincinnati, Ohio
February 24, 2022

ONESCO
THE O.N. EQUITY SALES COMPANY
Member FINRA/SIPC

One Financial Way
Cincinnati, Ohio 45242

Post Office Box 371
Cincinnati, Ohio 45201-0371
877.663.7267

Exemption Report

The O.N. Equity Sales Company (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(i):

"Special Account for the Exclusive Benefit of Customers" maintained.

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provision of 17 C.F.R. §240.15c3-3 (k)(2)(ii):

All customer transactions cleared through another broker-dealer (clearing broker-dealer) on a fully disclosed basis, and promptly transmits all customer funds and securities to such clearing broker-dealer which carries accounts of such customers.

The Company has met the identified exemption provisions throughout the fiscal year ended December 31, 2021 except as described below:

Customer checks may be received by agents registered with the Company. The Company's policy is for agents to route checks to home office within 24 hours of receipt. Then, checks for existing accounts not requiring suitability review that are delivered after 12:00pm to the Company's home office are deposited to the clearing firm (Pershing LLC) within 24 hours after receipt at the home office. There were 1,815 such checks throughout 2021.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to effecting securities transactions by way of subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company did not directly or indirectly receive, hold or otherwise own funds or securities for or to customers, did not carry accounts of or for customers, and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The O.N. Equity Sales Company

ONESCO
THE O.N. EQUITY SALES COMPANY
Member FINRA/SIPC

One Financial Way
Cincinnati, Ohio 45242

Post Office Box 371
Cincinnati, Ohio 45201-0371
877.663.7267

I, Patrick H. McEvoy, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________

Title: President & CEO
Date: February 24, 2022

KPMG

KPMG LLP
Suite 3400
312 Walnut Street
Cincinnati, OH 45202

Report of Independent Registered Public Accounting Firm

The Board of Directors
The O.N. Equity Sales Company:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of The O.N. Equity Sales Company (the Company) for the year ended December 31, 2021.The Company's management is responsible for its Form SIPC-7 and its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and the SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, the SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. No other parties have agreed to or acknowledged the appropriateness of these procedures for the intended purpose or any other purpose.

The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures for the intended purpose is solely the responsibility of those parties specified in this report and we make no representation regarding the sufficiency of the procedures described below either for the intended purpose or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, and noted no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2021, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, and noted no difference;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, and noted no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, and noted no differences;

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States).

We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021.

KPMG

Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Cincinnati, Ohio
February 24, 2022